QUANERGY SYSTEMS, INC.

433 Lakeside Drive

Sunnyvale, California 94085

May 12, 2022	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Bradley Ecker

Mr. Sergio Chinos

RE:	Quanergy Systems, Inc.

Registration Statement on Form S-1

File No. 333-264115

Acceleration Request

Requested Date:     May 13, 2022

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on May 13, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Karen E. Deschaine of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Karen E. Deschaine, counsel to the Registrant, at (858) 550-6088.

Very truly yours,

Quanergy Systems, Inc.

/s/ Patrick Archambault

Patrick Archambault

Chief Financial Officer

cc:	Karen E. Deschaine, Cooley LLP